Exhibit 99.1

Organigram Announces Achievement of Earnout by The Edibles and Infusions Corporation

TORONTO--(BUSINESS WIRE)--May 19, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer of cannabis, announced today that its wholly-owned subsidiary, The Edibles and Infusions Corporation (“EIC”) has met certain of the remaining earnout milestones that formed part of the terms of its acquisition in April, 2021.

Organigram acquired EIC in April 2021 for consideration of $22 million plus up to an additional $13 million in share consideration based on the achievement of certain milestones. In September 2021, the Company issued 1,039,192 common shares to the vendors in that acquisition (the “Vendors”) as consideration for the first milestone earnout representing $3.5 million in consideration.

Effective today, Organigram has issued an additional 7,943,107 common shares to the vendors representing $5 million in consideration for achievement of a second and final milestone. This represents total earnout consideration for the acquisition of $8.5 million. Up to an additional $2 million in Organigram common shares may be subsequently issued depending on the outcome of outstanding contractual matters relating to the EIC acquisition.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
investors@organigram.ca

For Media enquiries:
Paolo De Luca
paolo.deluca@organigram.ca
Chief Strategy Officer, Organigram